UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Tokyo, May 15, 2013 — Mitsubishi UFJ Financial Group, Inc. today announced the following planned changes of Directors and Corporate Auditors:

1. Changes of Directors

(1) Retiring Director (as of June 27, 2013)

Name	New Position	Current Position
Shunsuke Teraoka	Retiring	Director

(2) Candidate Directors (as of June 27, 2013)

Name	New Position	Current Position
Junichi Okamoto	Director Group Head, Integrated Trust Assets Business Group	Executive Officer

Yuko Kawamoto	Director	--*1

*1	Yuko Kawamoto is Professor, Waseda Graduate School of Finance, Accounting and Law.

2. Changes of Corporate Auditors

(1) Retiring Corporate Auditors (as of June 27, 2013)

Name	New Position	Current Position
Tetsuo Maeda	Retiring	Corporate Auditor (Full-Time)

Tsutomu Takasuka	Retiring	Outside Corporate Auditor

(2) Candidate Corporate Auditors (as of June 27, 2013)

Name	New Position	Current Position
Takashi Mikumo	Corporate Auditor (Full-Time)	Senior Managing Director of Mitsubishi UFJ Trust and Banking Corporation

Hideo Kojima	Outside Corporate Auditor	--*2

*2	Hideo Kijima is a Certified Public Accountant.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651